UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Global Lights Acquisition Corp

Full name of registrant:

Former name if applicable:

Room 902, Unit 1, 8th Floor, Building 5, No. 201, Tangli Road, Chaoyang District

Address of principal executive office (Street and number):

Beijing, China 100123

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Global Lights Acquisition Corp (the “Company”) was unable to file its Annual Report on Form 10-K on a timely basis without incurring undue hardship and expense, because the Company requires additional time to work internally to assemble certain documents as required by the auditors to finalize the Form 10-K. The Company anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zhizhuang Miao	+86	10-5948-0786
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in its results of operations for the fiscal year ended December 31, 2023, as compared to the fiscal year ended December 31, 2022, primarily as a result of the Company’s initial public offering (the “IPO”) consummated on November 16, 2023.

The Company is a blank check company incorporated in August 2021. Since its inception, the Company’s activities involved mainly organizational activities, activities necessary for the IPO and searching for a target to complete a business combination.

On November 16, 2023, the Company consummated the IPO of 6,900,000 units (the “Units”). Each Unit consists of one ordinary share (“Ordinary Share”), and one right (the “Right”), with each one Right entitling the holder thereof to exchange for one-sixth (1/6) of one Ordinary Share upon the completion of the Company’s initial business combination. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $69 million.

Substantially concurrently with the closing of the IPO, the Company completed the private sale (the “Private Placement”) of 350,000 units (the “Private Units”) to its sponsor, Carbon Neutral Holdings Inc., at a purchase price of $10.00 per Private Unit, generating gross proceeds to the Company of $3.5 million.

The proceeds of $69,345,000 from the proceeds of the IPO and the Private Placement were placed in the trust account of the Company (the “Trust Account”), which have been invested in U.S. government treasury bills, notes or bonds with a maturity of 185 days or less or in certain money market funds that invest solely in U.S. treasuries.

As a result of the consummation of the IPO and the Private Placement, we expect significant change in the results of the operation during the fiscal year ended December 31, 2023 compared to the fiscal year ended December 31, 2022.

The amounts reported above are still under review by the Company’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 10-K to be filed by the Registrant.

Global Lights Acquisition Corp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By	/s/ Zhizhuang Miao
Zhizhuang Miao
Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).